    As filed with the Securities and Exchange Commission on June 28, 2000



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                         COMMISSION FILE NUMBER: 0-25033

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        The Banc Corporation 401(k) Plan

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Banc Corporation
                           17 North Twentieth Street
                           Birmingham, Alabama 35203

                        The Banc Corporation 401(k) Plan

             Audited Financial Statements and Supplemental Schedule

                               December 31, 1999




                                    CONTENTS

Report of Independent Auditors.........................................................................     1

Audited Financial Statements

Statement of Net Assets Available for Benefits.........................................................     2
Statement of Changes in Net Assets Available for Benefits..............................................     3
Notes to Financial Statements..........................................................................     4

Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year.........................................     9



                         Report of Independent Auditors

Plan Administrator
The Banc Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of The Banc Corporation 401(k) Plan as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 28, 2000

                        The Banc Corporation 401(k) Plan

                 Statement of Net Assets Available for Benefits


                                                                DECEMBER 31
                                                                   1999
                                                                -----------
ASSETS
Investments, at fair value...................................   $ 3,682,834

Receivables:
   Employer contributions....................................        92,830
   Transfer receivable.......................................       798,493
   Investment income.........................................            94
                                                                -----------
Total receivables............................................       891,417

Net assets available for benefits............................   $ 4,574,251
                                                                ===========


See accompanying notes.

                        The Banc Corporation 401(k) Plan

           Statement of Changes in Net Assets Available for Benefits


                                                                                          YEAR ENDED
                                                                                          DECEMBER 31
                                                                                             1999
                                                                                         -----------
ADDITIONS
   Company contributions..............................................................   $    93,641
   Participant contributions..........................................................       496,435
   Interest and dividends.............................................................         2,914
   Transfer-in........................................................................     3,965,134
                                                                                         -----------
                                                                                           4,558,124

DEDUCTIONS
   Benefits paid to participants......................................................       355,154
   Administrative expenses............................................................         4,787
                                                                                         -----------
                                                                                             359,941

Net appreciation in fair value of investments.........................................       376,068
                                                                                         -----------

Net increase..........................................................................     4,574,251

Net assets available for benefits at beginning of year................................            --
                                                                                         -----------
Net assets available for benefits at end of year......................................   $ 4,574,251
                                                                                         ===========


See accompanying notes.

                        The Banc Corporation 401(k) Plan

                         Notes to Financial Statements

                               December 31, 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of The Banc Corporation 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Investments in The Banc Corporation (the Company) common stock are stated at the appraised value of the stock as determined by The Trust Company of Sterne, Agee & Leach, Inc. (the Trustee). Cash and cash equivalents are stated at fair value, which is approximated by cost. Investments in the pooled separate accounts are stated at fair value based on participation units owned by the Plan. Fair values of the participation units owned by the Plan in the pooled separate accounts are based on quoted redemption values on the last business day of the Plan year as determined by Manufacturer's Life Insurance Company (the Custodian).

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a contributory defined contribution plan which covers employees of the Company who have completed one year of service with 1,000 or more hours and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                        The Banc Corporation 401(k) Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

At January 1, 1999, retirement plans maintained by affiliated banks of the Company were merged into this Plan. The participants' account balances in the affiliates' retirement plans were transferred into the Plan at the date of the merger.

During the year, the Company acquired the assets of C&L Banking Corporation and C&L Bank of Blountstown (C&L Banks). The C&L Bank's 401(k) Plan was merged into the Plan with an effective date of September 30, 1999. Assets of approximately $798,000 were transferred to the Trustee after year end.

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at its discretion, match participants' contributions each year up to a maximum of 6% of salary-deferred contributions. The Company contributed $93,641 to the Plan in 1999.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are allocated to the remaining participants in accordance with the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        The Banc Corporation 401(k) Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence. In such case, the term of the loan shall be determined by the Company based on maturity dates for similar loans in the local area. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or periodic equal installments for a period not to exceed the joint and last survivor life expectancy of the participant and the participant's beneficiary.

ADMINISTRATIVE EXPENSES

All administrative expenses of the Plan are paid by the Company, other than custodial fees, which are paid by the Plan.

                        The Banc Corporation 401(k) Plan

3. INCOME TAX STATUS

The Plan has received an opinion letter from the Internal Revenue Service dated November 8, 1994, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the Code), and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. INVESTMENTS

During 1999, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common stock                                                $ (52,527)
Pooled separate accounts                                      428,595
                                                            ---------
                                                            $ 376,068
                                                            =========

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1999 is as follows:

Manufacturer's Life Insurance Company:
   Lifestyle Conservative Fund                               $   424,136
   Lifestyle Moderate Fund                                       352,167
   Lifestyle Balanced Fund                                     1,292,863
   Science & Technology Fund                                     191,672
   Lifestyle Growth Fund                                         558,901

                        The Banc Corporation 401(k) Plan

5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements                           $  4,574,251
Less: Amounts allocated to withdrawn participants                                             206,302
                                                                                         ------------
Net assets available for benefits per the Form 5500                                      $  4,367,949
                                                                                         ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements                               $  355,154
Add: Amounts allocated on Form 5500 to withdrawn participants at
  December 31, 1999                                                                         206,302
                                                                                         ----------
Benefits paid to participants per the Form 5500                                          $  561,456
                                                                                         ==========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                        The Banc Corporation 401(k) Plan
                                Plan Number: 001
                   Employer Identification Number: 63-1201350

                              Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year

                               December 31, 1999

                                                        (C) DESCRIPTION OF INVESTMENT
                                                       INCLUDING MATURITY DATE, RATE OF
          (B) IDENTITY OF ISSUE, BORROWER,          INTEREST, COLLATERAL, PAR OR MATURITY         (E) CURRENT
  (A)         LESSOR, OR SIMILAR PARTY                              VALUE                            VALUE
  ---     --------------------------------          -------------------------------------         -----------
          Cash and Cash Equivalents:
   *      Sterne, Agee and Leach                    Federated Preferred Obligation Fund           $    22,738
   *      Manufacturer's Life Insurance Co.         Cash Account                                      140,857

          Company common stock:
   *      The Banc Corporation                      Common stock                                      154,711

          Pooled Separate Accounts:
   *      Manufacturer's Life Insurance Co.         Money Market Fund                                 172,802
                                                    Lifestyle Conservative Fund                       424,136
                                                    Lifestyle Moderate Fund                           352,167
                                                    Lifestyle Balanced Fund                         1,292,863
                                                    Lifestyle Growth Fund                             558,901
                                                    Lifestyle Aggressive Fund                          56,723
                                                    Short-term Government Fund                          3,195
                                                    High-Quality Bond Fund                              2,157
                                                    Income Fund                                         4,400
                                                    High Yield Fund                                     1,427
                                                    3-Year Guaranteed Account                           1,050
                                                    5-Year Guaranteed Account                           1,082
                                                    Diversified Capital Fund                              288
                                                    Balanced Fund                                       2,941
                                                    Equity Fund                                         3,057
                                                    Growth & Income Fund                               27,346
                                                    Value Fund                                            929
                                                    Mid-Cap Value Fund                                 17,140
                                                    Mid-Cap Equity Fund                                25,907
                                                    Small-Cap Value Fund                                  932
                                                    Discovery Fund                                     15,755
                                                    Index Stock Fund                                   27,893
                                                    Socially Responsible Fund                          11,453



                        The Banc Corporation 401(k) Plan
                                Plan Number: 001
                   Employer Identification Number: 63-1201350

                              Schedule H, Line 4i
   Schedule of Assets Held for Investment Purposes at End of Year (continued)

                               December 31, 1999

                                                 (C) DESCRIPTION OF INVESTMENT
                                                INCLUDING MATURITY DATE, RATE OF
          (B) IDENTITY OF ISSUE, BORROWER,   INTEREST, COLLATERAL, PAR OR MATURITY        (E) CURRENT
  (A)         LESSOR, OR SIMILAR PARTY                       VALUE                          VALUE
  ---     ---------------------------------  -------------------------------------        -----------
   *      Manufacturer's Life Insurance Co.        Capital Growth Stock Fund              $     2,247
                                                   Growth Plus Stock Fund                       1,322
                                                   Selective Growth Fund                        5,093
                                                   Growth Opportunities Fund                   46,333
                                                   Large-Cap Equity Fund                       28,215
                                                   Value Restrictive Fund                       2,521
                                                   Contra Fund                                  5,051
                                                   Growth Fund                                 25,644
                                                   Foreign Fund                                 1,351
                                                   International Stock Fund                     5,932
                                                   Mid-Cap Growth Fund                         32,321
                                                   Small Company Fund                           1,093
                                                   Aggressive Growth Fund                       2,770
                                                   Emerging Growth Fund                         3,915
                                                   Science & Technology Fund                  191,672
                                                   Developing Markets Fund                      4,504
                                                                                          -----------

                                                                                          $ 3,682,834
           Total investments                                                              ===========


*Party-in-interest

Column (d) has not been presented as this information is not applicable.

                                   SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of The Banc Corporation 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned duly authorized officer.


                                                THE BANC CORPORATION 401(K) PLAN


                                                  /s/ Sandra J. Reynolds
                                                --------------------------------
                                                       Sandra J. Reynolds
                                                          Administrator


Dated: June 28, 2000

                                 EXHIBIT INDEX

Exhibit No.                          Exhibit
-----------                          -------
    23                               Consent of Ernst & Young LLP.